UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AP Acquisition Corp
(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G04058106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: G04058106

(1)	NAME OF REPORTING PERSONS
AP Sponsor LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
4,222,500(1)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
4,222,500(1)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,222,500(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(2)
(12)	TYPE OF REPORTING PERSON
OO

(1) AP Sponsor LLC is the direct beneficial owner of 4,222,500 of the Issuer’s Class B Ordinary Shares, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-261440).

(2) Based on 17,250,000 Class A Ordinary Shares issued and outstanding as of December 31, 2021, adjusted for the 4,222,500 Class A Ordinary Shares issuable upon conversion of the 4,222,500 Class B Ordinary Shares held by the Sponsor.

1

CUSIP No.: G04058106

(1)	NAME OF REPORTING PERSONS
Advantage Partners (H.K.) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
4,222,500(3)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
4,222,500(3)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,222,500(3)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(2)
(12)	TYPE OF REPORTING PERSON
CO

(2) Based on 17,250,000 Class A Ordinary Shares a issued and outstanding as of December 31, 2021, adjusted for the 4,222,500 Class A Ordinary Shares issuable upon conversion of the 4,222,500 Class B Ordinary Shares held by the Sponsor.

(3) See Item 4 below. Represents 4,222,500 Class B Ordinary Shares directly held by AP Sponsor LLC. All of AP Sponsor LLC’s voting power is held by Advantage Partners (H.K.) Limited, the sole member of AP Sponsor LLC. Beneficial ownership information is presented as of December 31, 2021.

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CUSIP No.: G04058106

(1)	NAME OF REPORTING PERSONS
Richard Lee Folsom
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
4,222,500(4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
4,222,500(4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,222,500(4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(2)
(12)	TYPE OF REPORTING PERSON
IN

(2) Based on 17,250,000 Class A Ordinary Shares issued and outstanding as of December 31, 2021, adjusted for the 4,222,500 Class A Ordinary Shares issuable upon conversion of the 4,222,500 Class B Ordinary Shares held by the Sponsor.

(4) See Item 4 below. Represents 4,222,500 Class B Ordinary Shares directly held by AP Sponsor LLC. All of AP Sponsor LLC’s voting power is held by its sole manager, Richard Lee Folsom. Beneficial ownership information is presented as of December 31, 2021.

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CUSIP No.: G04058106

Item 1(a).	Name of Issuer:

AP Acquisition Corp (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 2710, 27/F The Center

99 Queen’s Road Central

Hong Kong

Item 2(a).	Name of Person Filing:

(i)	AP Sponsor LLC (the “Sponsor”)
(ii)	Advantage Partners (H.K.) Limited
(iii)	Richard Lee Folsom (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons:

Unit 2710, 27/F The Center

99 Queen’s Road Central

Hong Kong

Item 2(c).	Citizenship or Place of Organization:

(i)	The Sponsor C: Cayman Islands

(ii)	Advantage Partners (H.K.) Limited: Hong Kong
(iii)	Richard Lee Folsom: United States

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value of $0.0001 per share.

Item 2(e).	CUSIP Number:

G04058106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, each of the Reporting Persons may be deemed to beneficially own 4,222,500 shares of the Issuer’s Class B Ordinary Shares, representing 19.7% of the Class A Ordinary Shares on an as-converted basis. The Reporting Persons’ 4,222,500 Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof on a one-to-one basis, subject to certain adjustments described in the Issuer's charter documents which is more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-261440).

The Sponsor is the direct beneficial owner of 4,222,500 of the Issuer’s Class B Ordinary Shares. All of the Sponsor’s voting power is held by Advantage Partners (H.K.) Limited, the sole member of the Sponsor, where Richard Lee Folsom is the representative partner. All of the Sponsor’s voting power is held by its sole manager, Richard Lee Folsom.

4

CUSIP No.: G04058106

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

AP Sponsor LLC	By:	/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom
	Title:	Manager

Advantage Partners (H.K.) Limited	By:	/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom
	Title:	Representative Partner

/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement*